EXHIBIT 99.1
HIMAX TECHNOLOGIES, INC.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members (the “Meeting”) of Himax Technologies, Inc., a Cayman Islands company (the “Company”), will be held at 09:00 a.m., local time, on September 4th, 2013, at B1 Floor, Himax Tainan Headquarters, (B1, No.26, Zilian Rd. Xinshi Dist., Tainan City, Taiwan) for the following purposes:

1.	To adopt audited financial reports of the Company for the fiscal year ended December 31, 2012; and

2.	To transact any other business properly brought before 2013 AGM.

Members whose names appear on the register of members of the Company as at close of business on July 19th, 2013 are entitled to vote at the Meeting or any adjournment thereof. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

Pursuant to the Company’s Amended and Restated Articles of Association, on a poll, every member present in person or by proxy shall be entitled to one vote in respect of each ordinary share held by him on the Record Date.

Please note that the Company’s 2012 annual report will be published on the Company’s website and hard copies of the annual reports of the Company are also available for shareholders upon request. Should you want to obtain a copy of our annual report, you can (1) view the annual report at the Company’s website at http://www.himax.com.tw/en/investor/ir-Financial-Information.asp; (2) notify the Company of your email address if you request for a soft copy; (3) notify the Company of your mailing address if you request for a hard copy. Below please find the Company’s IR contact information:

Email:penny_lin@himax.com.tw    or
Address: Investor Relations, Himax Technologies, Inc.
10F, No. 1, XiangYang Road, Taipei 10046, Taiwan

By Order of the Board of Directors

Jordan Wu
Director, CEO and President
July 12, 2013

*Note:

Shareholders of the Company should note that Mr.Tien-Jen Lin has resigned as a director of the Company with effect from 28 June, 2013. In addition, Mr.Chih-Chung Tsai proposes to retire as a director of the Company at the Meeting and will not offer himself for re-election. Therefore, as such number nearest to but not greater than one-third of the Directors (excluding the chairman of the Board and/or the managing director of the Company) for the time being will rotate at the Meeting (but not offering himself for re-election), there will not be further rotation nor re-election of directors at the Meeting.